

August 3, 2011

Via E-mail
Mr. Greg L. Popp
Chief Executive Officer
Wings & Things, Inc.
455 East 400 South
Suite No. 313
Salt Lake City, Utah 84111

> **Re: Wings & Things, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **File No. 000-30529**

Dear Mr. Popp:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page 12

1. We note that the audit report only covers the financial statements as of and for each year in the two year period ended December 31, 2010. Since you are a development stage entity, auditor association with the cumulative period from inception to the most recent year-end is required for as long as you are in the development stage. We note the audit report refers to the work of a predecessor auditor for the period from March 11, 1986 (inception) to December 31, 2008, but that auditor is no longer registered with the PCAOB so the reference is not compliant with Article 2 of Regulation S-X. Please advise your auditor to delete this reference. Revise to include an audit report issued by a PCAOB-registered auditor that covers the financial statements of all periods from March 11, 1986 to December 31, 2010.

Item 9A. Controls and Procedures, page 20

2.   We note that your President has concluded that the lack of an adequate control environment constituted a deficiency in your disclosures controls and procedures ("DC&P"). Please revise to state clearly whether your DC&P were effective or not effective as of the end of period covered by the report. Refer to Item 307 of Regulation S-K. Revise the Form 10-Q for the interim period ended March 31, 2011 as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services